UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File Number: 000-50734

SONIC ENVIRONMENTAL SOLUTIONS INC.
(Translation of registrant's name into English)

2100 - 1066 West Hastings St.
Vancouver, BC V6E 3X2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Annual Report for the Year Ended December 31, 2005

99.1	Annual Report for the Year Ended December 31, 2005 (PDF)

99.2	Notice of Annual and Special Meeting of Shareholders

99.3	Information Circular

99.4	Form of Proxy

99.5	Confirmation of Mailing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sonic Environmental Solutions Inc.
(Registrant)

Date: June 1, 2006	By:	/s/ Edward Farrauto
Edward Farrauto

	Title:	Chief Financial Officer